UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2016,

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 0-10587

Fulton Financial Corporation
401(k) Retirement Plan
(Full title of Plan)
FULTON FINANCIAL CORPORATION
One Penn Square
Lancaster, PA 17602
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
Lancaster, Pennsylvania

FINANCIAL STATEMENTS
December 31, 2016 and 2015

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Fulton Financial Corporation Retirement Plans Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 22, 2017

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
ASSETS
Cash	$62,257	$890,190
Investments at fair value	321,311,894	297,714,553

Receivables
Accrued income	323,445	272,761
Participant contributions	4,000	—
Employer contribution	500	—
Total receivables	327,945	272,761

Total assets	321,702,096	298,877,504

LIABILITIES
Security transaction payable	29,703	870,064
Net assets available for benefits	$321,672,393	$298,007,440

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value of investments (Note 4)	$23,170,105	$(11,821,939)
Interest and dividends	9,247,010	14,422,138
Other income	216,611	37,935
	32,633,726	2,638,134

Contributions
Employer contributions	7,196,965	6,842,813
Participant contributions	11,749,372	10,866,376
Participant rollovers	2,260,104	781,383
	21,206,441	18,490,572

Total additions	53,840,167	21,128,706

Deductions from net assets attributed to:
Benefits paid to participants	30,030,882	31,944,361
Administrative expenses	144,332	116,002
	30,175,214	32,060,363

Net increase/(decrease)	23,664,953	(10,931,657)

Net assets available for benefits
Beginning of year	298,007,440	308,939,097
End of year	$321,672,393	$298,007,440

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan’s eligibility requirements include substantially all employees of Fulton Financial Corporation (the “Company” or the “Employer”) and its subsidiaries. Eligible employees who have completed 90 days of service and who have attained age 21 may make employee contributions to the Plan. To receive an employer matching contribution, an employee must complete a year of service and attain age 21. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: The employer profit sharing contribution is discretionary and is allocated uniformly on the basis of compensation. To be eligible for an employer profit sharing contribution, an employee had 1) to be hired prior to July 1, 2007 and be eligible to participate in this Plan under the eligibility requirements in effect on that date, or 2) to be an active participant in the Fulton Financial Affiliates Defined Benefit Pension Plan as of December 31, 2007. For the years ending December 31, 2016 and 2015, no profit sharing contribution was made to eligible participants.

Eligible employees may elect to contribute 1% to 50% of eligible compensation not to exceed the maximum allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

The employer shall make a matching contribution equal to 100% of the first 5% of compensation deferred. Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution, and Plan earnings/(losses) and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary, employer matching, and rollover contributions plus actual earnings thereon. Vesting in the profit sharing account is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment. Forfeitures are used to reduce reasonable expenses incurred by the Plan or to reduce employer contributions to the Plan. Forfeitures totaling $17,508 were used to reduce Plan expenses during 2016. There were no forfeitures used for the plan year ended December 31, 2015. The forfeitures available to be used as of December 31, 2016 and 2015 totaled $9,326 and $17,508, respectively.

Expenses: Fees incurred in the administration of the Plan are paid by the Plan or the Company. Fees paid by the Plan for investment management services are included as reduction of the return earned by each fund. Any rebates on investment fees received by the trustee on behalf of the Plan are deposited into the Plan and are reflected as fees rebated by the applicable fund. Any proceeds received as a result of litigation with respect to plan investments are used to reduce fees.

Loans: Participant loans are not permitted.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared in conformity with accounting principles generally accepted in the United States ("U.S.GAAP").

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2016	December 31, 2015

Investments:
Mutual Funds	$291,852,802	$275,999,939
Fulton Financial Corporation Common Stock	29,459,092	21,714,614
Total	$321,311,894	$297,714,553

There are no Level 2 or Level 3 investments as of December 31, 2016 and 2015.

Concentration of Credit Risk: At both December 31, 2016 and 2015, approximately 9.2% and 7.3% of the Plan’s assets were invested in Fulton Financial Corporation common stock, respectively.

Payment of Benefits: Benefits are recorded when paid.

Recently Adopted Accounting Standards: In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 allows plans to measure fully benefit-responsive investment contracts at contract value and also eliminates the disaggregation of investments by nature, risks, and characteristics; the disclosure of individual investments that represent five percent or more of net assets available for benefits, and the disclosure of net appreciation or depreciation for investments by general type. The amendments were effective for fiscal years beginning after December 15, 2015. The Plan adopted the provisions of ASU 2015-12 for the reporting period ended December 31, 2016, and the provisions, as applicable, were retrospectively applied. As a result of adopting this guidance, certain footnote disclosures were revised or eliminated.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

During 2016 and 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $23,170,105 and $(11,821,939) respectively, as follows:

	2016	2015
Mutual Funds	$12,899,157	$(13,868,903)
Fulton Financial Corporation Common Stock	10,270,948	2,046,964
	$23,170,105	$(11,821,939)

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel for administrative services totaled $5,495 and $4,685 for 2016 and 2015, respectively. Fees paid to Fulton Financial Advisors related to benefits paid to participants and recordkeeping services totaled $86,639 and $55,367 for 2016 and 2015 respectively. Fees paid to Groom Law Group related to legal fees totaled $6,191 and $9,095 for 2016 and 2015 respectively. Fees paid to KPMG for auditing services totaled $34,970 and $33,306 for 2016 and 2015, respectively.

At December 31, 2016 and 2015, the Plan had investments of $29,459,092 and $21,714,614 respectively, in Fulton Financial Corporation common stock. Approximately $656,408 and $670,806 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2016 and 2015, respectively. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 6 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 22, 2016, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S.GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2016, there are no uncertain positions

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

NOTE 7 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 22, 2017, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b)
Identity of Issue,	Description of Investment Including	(c)
Borrower, Lessor,	Maturity Date, Rate of Interest	Current
or Similar Party	Collateral, Par or Maturity Value	Value (1)

	Mutual Funds

Vanguard	Vanguard 500 Index Fund	$34,331,230
Vanguard	Vanguard Small Cap Value Index Fund	8,771,874
Vanguard	Vanguard Mid Cap Index Fund	8,663,382
Vanguard	Vanguard Star Fund	4,105,260
Vanguard	Vanguard M/C Value Index	7,862,439
Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	18,600,147
Vanguard	Vanguard Inflation Protected	794,434
Vanguard	Vanguard Short Term Bond Index Fund	4,425,966
Loomis Sayles	Loomis Sayles Small Cap Value Fund	18,270,735
MFS Investment Management	MFS Research International Fund	13,461,562
MFS Investment Management	MFS Value Fund	26,832,288
Goldman Sachs & Co.	Goldman Sachs Financial Square Treasury Institutional Fund	9,320
Federated Investors, Inc.	Federated Total Return Bond Fund	25,672,943
T Rowe Price	T Rowe Price Growth Stock Fund	35,409,018
T Rowe Price	T Rowe Price Retirement 2010 Fund	2,369,896
T Rowe Price	T Rowe Price Retirement 2020 Fund	17,042,234
T Rowe Price	T Rowe Price Retirement 2030 Fund	17,056,057
T Rowe Price	T Rowe Price Retirement 2040 Fund	10,564,670
T Rowe Price	T Rowe Price Retirement 2050 Fund	4,750,903
T Rowe Price	T Rowe Price Retirement 2060 Fund	136,006
Vanguard	Vanguard Small Cap Growth Index	4,820,993
Fidelity Investments	Fidelity Adv Div Institutional Fund	1,948,772
Vanguard	Vanguard Small-Cap Index Fund	1,269,797
Vanguard	Vanguard Windsor II Fund-Adm	2,000,187
Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund I	1,510,261
Janus	Janus Enterprise Fund 1050 Class T	21,172,428

	Common Stock

Fulton Financial Corporation (2)	Common Stock	29,459,092

Total		$321,311,894
(1) All investments are participant directed, therefore, historical cost information is not required
(2) Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation 401 (k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN

Date:	June 22, 2017	/s/ Elli Miller
Elli Miller
Vice President, Benefits Manager

FULTON FINANCIAL CORPORATION
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Registered Public Accounting Firm